Exhibit 2
PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, March 23, 2017 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting (the "Proxy Statement").

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  This Proxy will not be voted on matters 1A, 2A, 3A and 4A if matters 1B, 2B, 3B and 4B, respectively, are not completed by the undersigned.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1A:  Compensation policy for officers and directors
.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 1A, as described in the Proxy Statement.

☐ YES

Proposal 2A:  Compensation of new chief executive officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 2A, as described in the Proxy Statement.

☐ YES

Proposal 3A:  Amended compensation for directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 3A, as described in the Proxy Statement.

☐ YES

Proposal 4A:  Additional compensation for chairman of the board.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 4B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 4A, as described in the Proxy Statement.

☐ YES

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Proxy Statement.

___________________	Date: __________, ____
Signature of Shareholder

___________________
Signature of Shareholder	Date: __________, ____

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.